LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

October 29, 2015

Heather Percival

Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	LDK Solar CO., Ltd.

Amendment No. 4 to Registration Statement on Form F-3

Filed October 13, 2015

File No. 333-205446

Dear Ms. Percival and Mr. Mancuso:

This is in response to the Staff’s comment letter of October 26, 2015 relating to the amendment no. 3 to our registration statement on Form F-3 filed on October 13, 2015. For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.

Selling Securityholders, page 29

1. We note your response to prior comment 1; however, the sum of the amounts listed in your “2018 notes” column does not correspond to the amount in your fee table on the facing page of your registration statement. Please reconcile the information in the table on page 29 with the fee table.

We respectfully advise the Staff that we have included additional disclosure as requested.

Signatures, page II-3

2. We note your response to prior comment 3. If your “Assistant Financial Controller” is signing in the capacity of your controller, please say so clearly using the term “controller” on the Signatures page of your registration statement. If the individual is signing in the capacity of “principal accounting officer,” please say so clearly using the term “principal accounting officer” on the Signatures page of your registration statement. Your registration statement must be signed by your controller or principal accounting officer. See Instructions 1 and 2 to the Signatures page of Form F-3.

We respectfully advise the Staff that we have amended the disclosure as requested.

3. Where you refer to an amendment number on your Signatures page, please ensure that you refer to the correct number.

We respectfully advise the Staff that your comment is duly noted.

LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408-777-8848.

Sincerely,

/s/ Xingxue Tong
Name: Xingxue Tong
Title: President & Chief Executive Officer

/s/ Jack Lai
Name: Jack K.S. Lai
Title: Chief Financial Officer

Cc:	Timothy Li (Sidley Austin LLP)

2